OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center, No. 5033 Yitian Road

Futian District, Shenzhen, Guangdong, 518000

The People’s Republic of China

July 18, 2024

VIA EDGAR

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  OneConnect Financial Technology Co., Ltd. (the “Company”)

 Forms 20-F and 20-F/A for the year ended December 31, 2023 (“FY 2023 20-F”)

 File No. 001-39147

Dear Ms. Ebbertt and Ms. Collins:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 5, 2024 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2023 20-F and the response letter dated July 5, 2024 (the “Previous Response”). Simultaneously with the transmission of this letter, the Company is filing via EDGAR amendment No.2 to FY 2023 20-F (the “Amendment No.2”), responding to the Staff’s comment.

Amendment to Form 20-F for the year ended December 31, 2023

General

1.	We note your response to prior comment 1. Please amend your Form 20-F to include full Item 15 disclosures as well as your audited financial statements for the fiscal year ended December 31, 2023. Refer to guidance in Regulation S-K Compliance and Disclosure Interpretation Section 246.13.

In response to the Staff’s comment, the Company has filed the Amendment No.2 to include full Item 15 disclosures, audited financial statements for the fiscal year ended December 31, 2023 and revised certifications. Such revised certifications are filed as exhibits to the Amendment No.2.

If you have any questions regarding the FY 2023 20-F, please contact Mr. Yongtao Luo, the Chief Financial Officer of OneConnect Financial Technology Co., Ltd., by telephone at (86) 21 38638706 or via e-mail at LUOYONGTAO001@ocft.com.

Very truly yours,

By:	/s/ Yongtao Luo
Name:	Yongtao Luo
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP